Form N-8F

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

             Application pursuant to section 8(f) of the Investment
            Company Act of 1940 ("Act") and Rule 8f-1 thereunder for
                        Order Declaring that Company Has
                       Ceased to be an Investment Company.



Name of Applicant:         Life Cycle Mutual Funds, Inc.     File No.:  811-9058

Address of Principal Executive Office:  (No. & Street, City, State, Zip Code)

                           c/o Joseph V. Del Raso, Esquire, Pepper Hamilton LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799

Classification of Applicant:        management company

Investment Adviser(s):     Applicant's remaining assets consist solely of cash
                           reserves which are currently managed under the direct supervision of Applicant's Board of Directors.

Name:                                      Address:

Principal Underwriter(s):

Name:    BISYS Fund Services, Inc.         Address: 3435 Stelzer Road, Suite 100
                                                    Columbus, Ohio 43219

If Applicant is a management company:

(1) check appropriate box:

Open-end:                                  Closed-end:
|X| Diversified                            |_|  Diversified
|_| Non-Diversified                        |_| Non-Diversified

(2) Is there any unit investment company registered under the Act which serves or has served as a vehicle for investment, through periodic payment plans or otherwise, in Applicant? If so, state the name(s), file no(s). (811-) and business address(es) of all such unit investment trusts.

     Not applicable.

If Applicant is a unit investment trust:

Depositor:

Name:                                      Address:

Trustee:

Name:                                      Address:

Designate the basis upon which the application is being made:

|_| A. Applicant has never made a public offering of its securities, has not more than 100 securityholders for purposes of Section 3(c)(1) of the Act and the rules thereunder, and does not propose to make a public offering or engage in business of any kind ("Abandonment" or "Type A").

|X| B. Applicant (1) has distributed substantially all its assets to its securityholders and has effected, or is in the process of effecting, a winding-up of its affairs ("Liquidation" or "Type B"), and (2) is not a "Type C" company as defined below.

|_| C. Applicant has (1) sold substantially all of its assets or securities to another investment company; or (2) merged into or consolidated with another registered investment company ("Merger" or "Type C").


I. ALL APPLICANTS. The following items shall be completed by all Applicants:

     1. State the date Applicant registered under the Act, and the date any registration statement was filed by Applicant (excluding amendments thereto) pursuant to Section 8(b) of the Act [15 U.S.C. 80a-8(b)].

     On June 28, 1995, Applicant filed Form N-8A Notification of Registration under the Act.

     2. Describe briefly any registration statements filed, with respect to securities issued by Applicant, pursuant to the Securities Act of 1993 (excluding post-effective amendments thereto) including the date(s) of filing, the amounts, titles and classes of securities covered by such registration statements, and the date(s) on which (i) such statements became effective, and
(ii) any initial public offering(s) commenced.

     The Funds' initial registration statement on Form N-1A was filed with the Commission on June 28, 1995, whereby an indefinite amount of its shares of common stock were registered. The effective date of Applicant's registration statement was September 11, 1995, and a public offering of the Funds' shares commenced on October 2, 1995.

     3. State the present status of Applicant's legal existence under the state law pursuant to which it was created.

     Applicant is a corporation in good standing under the laws of the State of Maryland.

     4. State whether, within the last 18 months, Applicant has, for any reason, transferred any of its assets to a separate trust, the beneficiaries of which were or are securityholders of Applicant. If such an entity has been created, describe fully the circumstances of its creation and attach a copy of all instruments relating to its creation, including a description of any assets placed therein.

     Applicant has not, within the last 18 months, transferred any of its assets to a separate trust, the beneficiaries of which were or are securityholders of Applicant.

     5. Describe fully the method and amount of all distributions (if any) to securityholders of Applicant made in connection with the winding-up of Applicant's affairs pursuant to such company's dissolution, liquidation, or merger, including the date such event took place.

     All remaining securityholders' accounts were redeemed by Applicant on December 30, 1998 by order of Applicant's Board of Directors as described in the response to Item 17(a) below. For each share redeemed in this manner, the securityholder received the respective Fund's net asset value per share computed as of the close of business on December 29, 1998.

     6. Describe the value of and nature of any assets retained by Applicant at the time of filing this form and the purposes for which such assets have been retained. State whether such assets have or will be invested in any securities.

     As of June 30, 1999, Applicant retains approximately $93,675.00 in contingency reserves which will be held in cash or cash equivalents and will not be invested in securities. The reserves are held in deposit accounts in the Funds' names at Wilmington Trust Company, Wilmington, Delaware under the supervision of Applicant's Board of Directors. The contingencies for these reserves are for legal and accounting fees necessary to complete the liquidation of Applicant and any applicable insurance deductibles that may be assessed. The reserves are anticipated to be held until December 31, 1999. At that time, any remaining reserves will be distributed to the Funds' shareholders of record on December 29, 1998 in proportion to such shareholders' ownership percentages on that date.

     7. Describe briefly the nature of any debts, other than face-amount certificates if Applicant is a face-amount certificate company, or other liabilities of Applicant which remain outstanding.

     None

     8. State whether Applicant is party to any litigation or administrative proceedings, and, if so, describe the nature of such litigation or proceeding and the position taken by the Applicant therein.

     None

     9. State the number securityholders (if any) of Applicant at the time of filing of this application.

     None

     10. State whether Applicant is now engaged, or proposes to engage, in any business activities other than those necessary for the winding-up of its affairs. If any activities other than winding-up are taking or will take place, describe the nature and extent of such activities.

     None.

     11. State any other facts relevant to a consideration that Applicant has ceased to be an investment company.

     As of November 16, 1998, there remained outstanding $64,017.00 in unamortized organizational expenses. On November 23, 1998, Applicant applied $64,017.00 towards such expenses which amount was the proceeds from the redemption of seed capital shares in the amount of $88,344.00 held by Applicant's former investment adviser, Benson White and Co.


II. ABANDONMENTS. The following item shall be completed by Applicants designated as Type A:

     12. State whether any sales were made by Applicant of securities of which it is the issuer. Indicate the date(s) and amount(s) of such sales, and the consideration received therefor.

     Not applicable.

III. LIQUIDATIONS OR MERGERS. The following items shall be completed by Applicants designated as Type B or Type C.

     13. State titles, classes and number of securities outstanding, and net asset value attributable to each such class (in aggregate and per share) as of the nearest date practicable preceding liquidation or merger.

As of December 29, 1998, the following number of shares of common stock of each series of the Applicant were outstanding:

LifeCycle Equity Fund                       13,491.171
LifeCycle Bond Fund                          2,500.700
LifeCycle Retirement Income Fund               584.070

and the aggregate and per share net asset values attributable to the above series were:

                                            Aggregate NAV        Per Share NAV
                                            -------------        -------------
Life Cycle Equity Fund                       $57,659.49              $4.27
Life Cycle Bond Fund                           8,421.32               3.37
Life Cycle Retirement Income Fund                738.57               1.26

     14. Describe the expenses incurred in connection with the liquidation or merger and how such expenses were allocated and to whom.

     The following expenses were incurred in connection with the liquidation:

         Legal Fees                 $ 88,476
         Insurance Premium
              for Tail Coverage     $ 19,320
                                    --------
         Total                      $107,796

The above expenses were allocated pro rata to shareholders of each series of the Applicant together with those reserves and expenses allocated to the shareholders and charged against the Applicant's seed capital account as described below in Items 15(a) and 15(b).

     15. State the existence of any securityholders of Applicant to whom distributions in complete liquidation of their interests have not been made and describe briefly the plans (if any) for the distribution to, or the preservation of the interests of, such securityholders.

(a) The Funds' sponsor and original investment adviser, Benson White and Co., did not receive redemption proceeds for Fund shares which Benson White held as their initial seed capital investment in the Funds.

(b) The Directors determined that a final reserve amount of $145,000 should be taken by the Funds on December 22, 1998, for contingencies related to liquidation. Any further recoveries of assets due to the Funds from third parties and any reserves not expended during the liquidation period shall be distributed pro rata to those securityholders whose shares were redeemed on December 30, 1998.

     16. Describe briefly the disposition of portfolio securities and any other assets of the Application in connection with the liquidation or merger (other than distributions made to Applicant's securityholders), the basis of the price received, and the means of sale and any brokerage commissions paid thereon. Attach a balance sheet for Applicant, prepared in accordance with generally accepted accounting principles, which statement need not be audited, as of a date within 90 days immediately preceding the liquidation or merger.

     The Funds gradually disposed of their securities investments over a period of time through normal sales channels. The last remaining portfolio securities held by the Funds were U.S. Treasury bills which were sold in October 1998.

     See the attached balance sheet for the Funds as of December 28, 1998.

     17. Describe briefly any legal action taken to effect the liquidation or merger, including:

     (a) any action taken by the Board of Directors or similar body authorizing or recommending such events, including the date any such action took place;

     Applicant's Board of Directors approved a proposed Plan of Liquidation of the Funds at a meeting held on May 29, 1998 and at the same time recommended shareholder approval of such Plan. Proxy material, filed with the Commission on September 29, 1998, was distributed to shareholders to solicit their votes on approval of the Plan. However, after repeated, unsuccessful attempts to obtain a quorum to hold a special meeting of shareholders for consideration of the Plan, on November 23, 1998 the Board authorized establishment of reserves for liquidation and the redemption of all shareholder accounts valued at less than $25,000 pursuant to the authority granted to the Board in the Funds' Articles of Incorporation. At December 29, 1999, there were no shareholder accounts valued at greater than $25,000 so all shareholder accounts were redeemed in accordance with the Board's actions. Also on November 23, 1998, the Fund's Board also authorized filing Article of Dissolution with the State of Maryland upon redemption of all outstanding shares of the Fund's common stock and the completion of all actions required to properly dissolve the Fund in accordance with Maryland law.

     (b) any securityholder authorization which was obtained in connection with such event, including any vote required by law and the results of any such vote;

     None -- see the response to Item 17(a).

     (c) the distribution of any proxy material to securityholders regarding such event, state whether such material was filed with the Commission;

     Applicant distributed proxy material for shareholder consideration of the proposed Plan of Liquidation of the Funds. This material was first distributed to shareholders and filed with the Commission on September 29, 1998. A copy of this material, as filed with the Commission, is enclosed.

     (d) the filing of any application for an order of the Commission respecting such liquidation or merger, and the disposition thereof by the Commission; and

     Not applicable.

     (e) any action required by state law; state whether Applicant has filed, or intends to file, any article of merger, certificate of dissolution, or similar document pursuant to state law.

     Applicant intends to file Articles of Dissolution with the State of Maryland upon obtaining an order under Rule 8f-1.


IV. MERGERS. The following items shall be completed by Applicants designated as Type C:

     18. State the name and file no. (811- ) of the company which Applicant has merged into, sold substantially all its assets or securities to, or which resulted from the consolidation of Applicant and any other company.

     Not applicable.

     19. Briefly state the circumstances and details of such merger or consolidation, including the date and terms thereof.

     Not applicable.

     Attach copies of any and all documents described in paragraph 17(c) and (d) above, and, in the case of a merger, a copy of the merger or reorganization agreement; any such documents which have previously been filed with the Commission may be incorporated herein by reference.


                                            Life Cycle Mutual Funds, Inc.
                                            -----------------------------
                                                  (Name of Company)

                                            by Thomas Flanigan
                                               ---------------
                                                   (Name)

                                                  Director
                                               ---------------
                                                  (Title)

                                            by Robert A. Straniere
                                               ---------------
                                                  (Name)

                                                  Director
                                               ---------------
                                                  (Title)

                                  VERIFICATION

State of  New York                                     ,
          --------------------------------------------     ss:
County of Saratoga                                     ,
          --------------------------------------------

     The undersigned being duly sworn deposes and says that he has duly executed this application, dated April 8, 1999, for an order pursuant to Section 8(f) of the Investment Company Act of 1940 declaring that Life Cycle Mutual Funds, Inc. has ceased to be an investment company, for and on behalf of such company; that he is a Director of Life Cycle Mutual Funds, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                               /s/ Thomas Flanigan
                                               ----------------------------
                                                     (Signature)

                                                     Thomas Flanigan
                                               ----------------------------
                                               (Type or print name beneath)


     Subscribed and sworn to before me, a
Notary Public/City Attorney (Peter Alexander Tulin)
---------------------------------------------------
                (Title of Officer)

this       2nd                   date of    August                      , 1999
     ---------------------------         -------------------------------    --


     My commission expires      January 31, 2001
                           --------------------------

[OFFICIAL SEAL]

                                  VERIFICATION

State of       New York                           ,
          ---------------------------------------   ss:
County of      Richmond                           ,
          ---------------------------------------

     The undersigned being duly sworn deposes and says that he has duly executed this application, dated April 8, 1999, for an order pursuant to Section 8(f) of the Investment Company Act of 1940 declaring that Life Cycle Mutual Funds, Inc. has ceased to be an investment company, for and on behalf of such company; that he is a Director of Life Cycle Mutual Funds, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                                 /s/ Robert A. Straniere
                                                 ---------------------------
                                                         (Signature)

                                                      Robert A. Straniere
                                                 ----------------------------
                                                 (Type or print name beneath)


     Subscribed and sworn to before me, a    Notary Public    (Sally Flotteron)
                                             ----------------------------------
                                                    (Title of Officer)

this      30th                   date of    July                    , 1999
     ---------------------------         ---------------------------    --



     My commission expires         August 4, 2000
                           ---------------------------------

[OFFICIAL SEAL]